Contact:  Doug Robinson - Investor Relations    Bob Gordon - Public Relations
              (516) 342-2745                                 (516) 342-2391
              dougr@.cai.com                                 bobg@cai.com

COMPUTER ASSOCIATES EXTENDS TENDER OFFER FOR PLATINUM TECHNOLOGY
           INTERNATIONAL, INC. TO MAY 19, 1999

ISLANDIA, N.Y., May 10, 1999--Computer Associates International, Inc. (NYSE: CA) and Platinum technology International, inc. (NASDAQ: PLAT) announced today that HardMetal, Inc., a wholly-owned merger subsidiary of CA, is extending its offer to purchase all outstanding shares of common stock of Platinum technology International, inc. for $29.25 until 12:00 midnight, New York City time, on Monday, May 19, 1999. The extension of the tender offer is being made to allow the Antitrust Division of the United States Department of Justice time to complete its investigation pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in conjunction with CA's ongoing tender offer. On Monday, May 3, 1999, Computer Associates responded to the Antitrust Division's earlier request for additional information and documents.

As a consequence of the extension of the expiration date, holders of Platinum common stock may tender or withdraw shares until 12:00 midnight, New York City time, on Wednesday, May 19, 1999, unless the offer is further extended. The offer was previously scheduled to expire on May 10, 1999.

Based on the latest count of tendered shares, approximately 60,244,069 shares of Platinum technology International, inc. common stock have been validly tendered and not withdrawn pursuant to the tender offer.

The information agent for the offer is MacKenzie Partners, Inc. 156 Fifth Avenue, New York, NY 10010, telephone (212) 929-5500 or
(800) 322-2885.

PLATINUM provides software products and consulting services that help Global 10,000 companies manage and improve their IT infrastructures-including systems and database management, e-commerce, application infrastructure management, data warehousing, knowledge management, decision support, and year 2000 reengineering. The 12-year-old company has more than 120 offices across six continents.

Computer Associates International, Inc. (NYSE: CA), the world leader in mission-critical business computing, provides software, support and integration services in more than 100 countries around the world. CA has more than 14,000 employees and had revenue of $5.3 billion in fiscal year 1999.

For more information about CA, please call 516-342-5224 or email info@cai.com. CA's World Wide Web address is www.cai.com.